3/10

S 06004258 MISSION
Washington, D.C. 20549

AB 3/11/06

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Pine Street, Suite 401
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Dohren (415) 399-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen
(Name – *if individual, state last, first, middle name*)

1145 Boradway Plaza, Ste. 900 (Address) Tacoma, (City) WA (State) 98402 (Zip Code)

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc Investment Group, LLC, as of February 21, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public See attached Jurat

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of San Francisco } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________
7 ______________________________
8 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 21st (Date) day of February (Month), 2006 (Year), by

(1) Steven A. Brown
Name of Signer(s)

(2) ______________________
Name of Signer(s)

KATHLEEN J. SOLARES
COMM. #1450126
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ALAMEDA
My Comm. Exp. Nov. 8, 2007

Place Notary Seal Above

Kathleen J. Solares
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Banc

Investment

Group

LLC

Financial

Report

December 31

2005

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Banc Investment Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of **Banc Investment Group, LLC** as of December 31, 2005, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Banc Investment Group, LLC** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Tacoma, Washington
January 18, 2006

Financial

Statements

Statement of Financial Condition

Banc Investment Group, LLC
December 31, 2005

Assets	
Cash and cash equivalents	$ 574,326
Deposits with clearing organization	1,270,405
Accounts receivable:	
Customers	284,611
Related parties	20,331
Intangible assets:	
Broker/dealer license	55,000
Goodwill	195,000
Capitalized software development costs, net of accumulated amortization of $181,241	108,549
Furniture and equipment, net of accumulated depreciation of $83,527	195,636
Other assets	110,957
Total assets	**$2,814,815**
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 20,965
Accrued liabilities:	
Other	268,077
Related parties	2,506
Total liabilities	**291,548**
Commitments and Contingencies	--
Member's Equity	**2,523,267**
Total liabilities and member's equity	**$2,814,815**

See notes to financial statements.

Statement of Income

Banc Investment Group, LLC
Year Ended December 31, 2005

Revenues	
Capital issuance finder's fee revenue	$1,036,750
Consulting revenue	673,910
Loan brokerage revenue	440,949
Fixed income securities revenue	404,868
Other transactional revenue	381,184
Secured federal funds program revenue	259,626
Other	92,428
Total revenues	**3,289,715**
Expenses	
Compensation and benefits	1,783,746
Professional services	380,743
Facilities and overhead	92,002
Marketing and travel	185,442
Clearing expense	144,453
Depreciation and amortization	145,390
Other	76,249
Total expenses	**2,808,025**
Net income	**$ 481,690**

See notes to financial statements.

Statement of Member's Equity

Banc Investment Group, LLC
Year Ended December 31, 2005

Balance, December 31, 2004	$2,041,577
Net income	481,690
Balance, December 31, 2005	**$2,523,267**

See notes to financial statements.

Statement of Cash Flows

Banc Investment Group, LLC
Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 481,690
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	145,390
Changes in assets and liabilities:	
Accounts receivable	(71,425)
Other assets	(56,214)
Accounts payable and accrued liabilities	(30,792)
Net cash provided by operating activities	**468,649**
Cash Flows from Investing Activities	
Capitalized software development costs	(60,617)
Purchase of furniture and equipment	(37,148)
Net cash used in investing activities	**(97,765)**
Change in cash and cash equivalents	**370,884**
Cash and Cash Equivalents	
Beginning of Year	1,473,847
End of year	**$1,844,731**

See notes to financial statements.

Banc Investment Group, LLC
December 31, 2005

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

Banc Investment Group, LLC (the Company), a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed May 2002 and commenced operations August 2002. The Company was organized as a California Limited Liability Company, which will be dissolved December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to independent financial institutions, including fixed income, cash equivalent, loan brokerage and tax advantaged investments to customers located primarily in western states. The Company also offers consulting services such as asset/liability management, portfolio restructuring and portfolio accounting.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains and preserves all related books and records as customarily kept by a clearing broker-dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its clients. These activities may expose the Company to indirect credit risk in the event a client or third party is unable to fulfill its contractual obligations.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including deposits with clearing organization, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents on the statement of cash flows.

(continued)

Banc Investment Group, LLC
December 31, 2005

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from customers arising from billings under standard terms. The Company provides an allowance for uncollectible receivables based on a combination of estimated losses on specific accounts and a general reserve. Management has determined that no allowance for uncollectible receivables is considered necessary as of December 31, 2005.

Software Development Costs

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. Amounts capitalized for internal-use software during the year were $60,617. Amortization expense for these costs during the year was $86,279.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or their improvements' estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates capitalized software costs and furniture and equipment for impairment whenever current events and circumstances indicate the carrying amount may not be recoverable. If the carrying amount is greater than the expected future undiscounted cash flows to be generated, the Company recognizes an impairment loss equal to the excess, if any, of the carrying value over the fair value of the asset.

Intangible Assets

Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense immediately. Based upon its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2005.

(continued)

Banc Investment Group, LLC
December 31, 2005

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2005, and for the year then ended, the Company's financial condition and results of operations, using the settlement date basis, are not materially different from recording transactions on a trade date basis. Capital issuance finder's fees are recognized when the capital is funded to the issuer. Consulting revenue is recognized as services are provided. Secured federal funds program revenue is recorded based on the contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Income Taxes

The Company is a Limited Liability Company (LLC) and, therefore, not subject to federal or state income taxes. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement. Accordingly, tax liabilities are the member's responsibility, except for the minimum state tax requirement and limited liability company fees.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Bear Stearns, whereby Bear Stearns clears all security transactions, carries all customer accounts and performs certain other services. The agreement is cancellable upon 30 days' prior written notice of either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2005, totaled $300,000 and was recorded in deposits with clearing organization on the statement of financial condition.

Note 3 - Commitments

The Company's former office space is rented under a noncancellable sublease agreement expiring in 2006. Rent expense totaled $60,639 for the year ended December 31, 2005, net of sublease revenue received totaling $25,065. The Company moved locations during 2004 but is still obligated on the aforementioned sublease agreement. The Company entered into a sublease agreement to rent the office space in 2005, with rental income of $2,506 per month to be received through March 2006, which coincides with the lease termination date. At December 31, 2005, the Company rents its current office space on a month-to-month basis from the Parent Company. Minimum rental commitments under this lease for the year ending December 31 are as follows:

2006	$14,034
Less sublease income	(7,519)
	$ 6,515

Banc Investment Group, LLC
December 31, 2005

Note 4 - Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15 percent of their compensation, subject to certain limits based on federal tax laws.

The Parent Company offers a profit-sharing plan to employees, who are eligible to participate after working 500 hours. Contributions vest to the employee equally over a four-year period. The Company contributed $49,371 for the year ended December 31, 2005.

Note 5 - Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting and administrative services.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenues for services performed for related parties during 2005 were $387,503. Included in accounts receivable at December 31, 2005, is $20,331 due from an affiliate.

Included in accrued liabilities at December 31, 2005, is $2,506 due to an affiliate.

The Company had $443,048 on deposit with an affiliated bank at December 31, 2005.

Related-party transactions settle in the normal course of business.

Note 6 - Employment Agreements

The Company has employment agreements with two executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 7 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c 3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2005, the Company had net capital of $1,532,038, which was $1,512,600 in excess of its required net capital of $19,438. The Company's net capital ratio was .19 to 1 at December 31, 2005.

Note 8 - Subsequent Event

The board of directors approved a capital distribution of approximately $500,000 to the Parent Company to be paid no later than March 31, 2006.

Supplemental

Schedules

Banc Investment Group, LLC
December 31, 2005

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	
Member's equity	$2,523,267
Deductions:	
Accounts receivable	304,942
Intangible assets	250,000
Software development costs	108,549
Furniture and equipment	195,636
Other assets	110,957
Haircut on money market mutual funds	21,145
Net capital	**$1,532,038**
Computation of Net Capital	
Aggregate indebtedness	**$291,548**
Computation of Basic Net Capital Requirement	
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	**$19,438**
Ratio of aggregate indebtedness to net capital	.19 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2005, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Independent Auditor's Report on Internal Control

To the Member
Banc Investment Group, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of **Banc Investment Group, LLC** (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(continued)

Independent Auditor's Report on Internal Control
(concluded)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Tacoma, Washington
January 18, 2006